FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

June 2, 2005

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A. GROUP

INTERIM REPORT

First Half Ended March 31, 2005

EURO DISNEY S.C.A. GROUP

MANAGEMENT REPORT

First Half Ended March 31, 2005

INTRODUCTION

Financial Restructuring and Development Strategy

On February 23, 2005, Euro Disney S.C.A. (the “Company”) completed an increase in shareholders’ equity through an offering of preferential subscription rights, the final step in a comprehensive restructuring (the “Restructuring”) of the financial obligations of the Company and its consolidated subsidiaries (the “Group”).  By completing the Restructuring, the Group now has the opportunity to pursue a strategy designed to attract new theme park visitors and hotel guests, and to increase visitation by improving guest satisfaction and value perception with an expanded multi-faceted development plan.

Beginning last year with the Legend of the Lion King Show, the Company launched a program to increase its product offer at both the Disneyland and Walt Disney Studios parks.  For the Second Half of 2005, the Company opened Space Mountain: Mission 2, an exciting upgrade to celebrate the 10th anniversary of one of Disneyland Park’s most popular attractions.  Additionally, this summer, the resort will be celebrating with Disney resorts worldwide the 50th Anniversary of Disneyland Park in California.  This celebration will be accompanied by a fantastic new fireworks show, “Wishes”.

For fiscal year 2006, the Company plans on expanding its multi-faceted development by opening Buzz Lightyear’s Laser Blast in Disneyland Park.  In fiscal year 2007, an exciting new land, Toon Studios, is scheduled to open in Walt Disney Studios, followed by the extremely popular and iconic Tower of Terror in 2008.

Total investment spending for the fiscal year 2005 through 2009 expanded development program is budgeted at approximately € 240 million, of which approximately € 12 million has been incurred through the end of the First Half 2005.

The other significant terms of the Restructuring and its impact on the Group are described in the Company’s Reference Document filed with the Autorité des Marchés Financiers on January 10, 2005 under number R-05-03 and in the Interim Financial Statements for First Half 2005.

Change in Group Structure

Until the legal reorganisation resulting from the Restructuring, Euro Disney S.C.A. had no ownership interest in Euro Disney Associés S.C.A. (“EDA S.C.A.”), a wholly-owned affiliate of The Walt Disney Company (“TWDC”), which was included in the consolidated Group as a special purpose financing company, as its operating activity consisted of financing and leasing Theme Park assets to the Group. Upon finalisation of the Restructuring, substantially all of the Group’s assets and liabilities were contributed to EDA S.C.A., which then became an 82% owned subsidiary of Euro Disney S.C.A. and the primary operating company for the Group’s activities.  Subsidiaries of

TWDC own the remaining 18% of EDA S.C.A.  The legal reorganisation within the Group has not affected for purposes of financial reporting the effective control of ED S.C.A. over EDA S.C.A.  As the change in ownership of ED S.C.A in EDA S.C.A. reflects a transaction between existing affiliated interests under common control, it was recorded directly through shareholders’ equity and minority interests.  In addition, effect was given to the new allocation between group and minority interests in the results of the period as of October 1, 2004.

Summary of Financial Results in First Half 2005

Record revenues for the First Half 2005 of € 494.1 million were higher than the prior year’s revenues of € 471.1 million, reflecting an increase in theme park revenues from higher guest spending, increased attendance and an increase in real estate segment revenues of € 5.0 million, partially offset by decreases in hotel revenues.  Higher theme park guest spending was across the board, with increasing revenues from admissions, merchandise and food and beverages.  Hotel revenues reflected lower daily guest spending per room, partially offset by higher occupancy.  Lower hotel guest spending per room reflected a difficult comparison with prior year convention activities and lower average daily room rates.

Loss before financial charges for the First Half 2005 totalled € 53.4 million, a 5% reduction from the prior year period’s loss before financial charges of € 56.1 million.  Net loss for the current period totalled € 80.9 million compared to € 108.9 million in the prior year, reflecting an increased allocation of losses to minority interests, reduced net financial charges and exceptional expenses, and growth in earnings before net financial charges, depreciation and amortization, exceptional items, income taxes and minority interests (“EBITDA”).

First Half 2005 EBITDA increased € 0.8 million to € 18.4 million, reflecting growth in revenues, partially offset by increased labour costs.  EBITDA as a percentage of sales was stable at 4%.

DISCUSSION OF OPERATING RESULTS

CONSOLIDATED SUMMARY STATEMENTS OF INCOME

	First Half	First Half	Variance
(€ in millions)	2005	2004 (1)	Amount	%

Revenues	494.1	471.1	23.0	5%

Costs and Expenses	(547.5)	(527.2)	(20.3)	(4)%

Loss before Financial Charges	(53.4)	(56.1)	2.7	5%

Net Financial Charges	(44.2)	(53.1)	8.9	17%

Loss before Exceptional Items	(97.6)	(109.2)	11.6	11%

Exceptional loss, net	(0.5)	(3.3)	2.8	n/m

Income tax	(0.5)	—	(0.5)	n/m

Net Loss (before Allocation to Minority Interests)	(98.6)	(112.5)	13.9	12%

Minority interests	17.7	3.6	14.1	n/m

Net Loss (after Allocation to Minority Interests)	(80.9)	(108.9)	28.0	26%

(1)     Certain reclassifications have been made to the First Half 2004 comparative amounts in order to conform to the First Half 2005 presentation.

EBITDA ANALYSIS

	First Half	First Half	Variance
(€ in millions)	2005	2004	Amount	%

Loss before Financial Charges	(53.4)	(56.1)	2.7	5%

Depreciation and amortisation	71.8	73.7	(1.9)	(3)%

EBITDA (1)	18.4	17.6	0.8	5%
As a Percentage of Revenues	4%	4%	—	—

(1)     While management believes EBITDA is a useful tool for evaluating performance of the Group’s business, it is not a measure of financial performance defined under French generally accepted accounting principles, and should not be viewed as a substitute for net income/(loss) or operating cash flows in evaluating the Group’s financial results.

OPERATING STATISTICS

The following table provides information regarding the key operating indicators of the Group:

		First Half	First Half	Variance
(unaudited)		2005	2004	Amount	%

Theme Park guests (in millions) (1)		5.7	5.6	0.1	1%

Theme Park spending per guest (2)	(in €)	42.4	40.1	2.3	6%

Hotel occupancy rate (3)		79.9%	77.9%	—	2.0	ppt

Hotel total spending per room (4)	(in €)	169.7	177.8	(8.1)	(5)%

(1)      Theme Park attendance is recorded on a “first click” basis, meaning that a person visiting both parks in a single day is counted as only one visitor.

(2)      Average daily admission price and spending on food, beverage and merchandise and other services sold in the Theme Parks, excluding VAT.

(3)      Average daily rooms sold as a percentage of total room inventory (total room inventory is approximately 5,800 rooms).

(4)     Average daily room price and spending on food, beverage and merchandise and other services sold in hotels, excluding VAT.

Discussion of Components of Operating Results:

REVENUES BY SEGMENT

	First Half	First Half	Variance
(€ in millions)	2005	2004	Amount	%

Theme Parks	245.6	229.6	16.0	7%
Hotels and Disney Village	186.2	188.9	(2.7)	(1)%
Other	52.6	47.9	4.7	10%
Resort Segment	484.4	466.4	18.0	4%

Real Estate Segment	9.7	4.7	5.0	106%

Total Revenues	494.1	471.1	23.0	5%

Theme Park revenues increased 7 % to € 245.6 million from € 229.6 million in the prior year driven by a 6% increase in average spending per guest and a 1% increase in attendance.

Average theme park guest spending was favourably impacted by modest changes in admissions pricing, including a change in the allocation of total vacation package pricing between hotel rooms and theme park admissions, and the increased popularity of the “Park Hopper” ticket.  Additionally, merchandise and food and beverage spending were up, reflecting improved capture rates.

Theme park attendance and revenues for the First Half 2005 were positively affected by an earlier Easter season and vacation calendar.  This was partially offset by the extremely cold weather during the month of February, which for the Ile-de-France region had the lowest average temperatures in 34 years, resulting in an adverse effect on visitation from the local French market, compared with the prior year.

Hotel and Disney Village revenues decreased 1 % to € 186.2 million from € 188.9 million in the prior year, reflecting an unfavourable comparison with strong prior year convention activities and a 5 % decrease in average daily guest spending per room, which reflects lower average daily room rates including the impact of a change in the allocation of total vacation package pricing between hotel rooms and theme park admissions, partially offset by a 2 percentage point increase in hotel occupancy.  The hotels and Disney Village revenues also benefited from the timing of the Easter season and vacation calendar.

Other revenues (which primarily include participant sponsorships, transportation and other services sold to guests) increased 10% primarily reflecting increased guest spending on transportation and other guest services.

Real Estate Segment revenues increased from the prior year by € 5.0 million to € 9.7 million, reflecting planned land sales.

COSTS AND EXPENSES

	First Half	First Half	Variance
(€ in millions)	2005	2004	Amount	%
Direct operating costs (1)	347.4	321.3	26.1	8%
Marketing and sales expenses	52.0	60.3	(8.3)	(14)%
General and administrative expenses	49.4	46.4	3.0	6%
Depreciation and amortisation	71.8	73.7	(1.9)	(3)%
Royalties and management fees	26.9	25.5	1.4	5%
Total Costs and Expenses	547.5	527.2	20.3	4%

(1)     Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovation expenses, insurance and operating taxes.

Costs and Expenses increased during the First Half 2005 by € 20.3 million to reach € 547.5 million compared to € 527.2 million in the prior year, reflecting increased labour costs, higher cost of sales for real estate, merchandise and other guest services, partially offset by a one-time operating tax benefit resulting from the Company’s legal and financial restructuring.  Increased labour costs primarily reflected an increase in wages, including the impact of an increased French minimum wage and other labour law changes, a reduction in subsidies related to the implementation of the 35-hour work week and a slight increase in full-time equivalents, including filling senior management positions.  Marketing and sales expenses decreased € 8.3 million during First Half 2005, reflecting reduced media spending.

LOSS BEFORE FINANCIAL CHARGES

The First Half 2005 loss before financial charges decreased € 2.7 million to € 53.4 million from € 56.1 million in the prior year, due to increased revenues, mostly offset by higher costs that were driven by labour cost increases.

	First Half	First Half	Variance
(€ in millions)	2005	2004	Amount	%
Resort Segment	(54.4)	(56.3)	1.9	3%
Real Estate Segment	1.0	0.2	0.8	400%
Loss before Financial Charges	(53.4)	(56.1)	2.7	5%

NET FINANCIAL CHARGES

	First Half	First Half	Variance
(€ in millions)	2005	2004	Amount	%
Financial income	1.7	1.3	0.4	31%
Financial expense	(45.9)	(54.4)	8.5	16%
Net Financial Charges	(44.2)	(53.1)	8.9	17%

The € 8.9 million decrease in net financial charges reflects the conversion of debt owed by EDA S.C.A. to subsidiaries of TWDC into equity of EDA S.C.A., forgiveness of interest charges on certain debt resulting from the Company’s legal and financial restructuring, lower effective interest rates, partially offset by an increase in the interest rate margin on certain of the restructured debt.

EXCEPTIONAL LOSS, NET AND INCOME TAX

Exceptional Loss, Net decreased from € 3.3 million to € 0.5 million, reflecting a € 10.0 million gain relating to the portion of the line of credit from TWDC that was forgiven as part of the Company’s legal and financial restructuring, partially offset by costs associated with the restructuring of the Company’s debt.

Income tax expense reflects non-recurring taxes that will be due in fiscal year 2005 as a result of changes in the Group’s tax consolidation linked to the legal restructuring. The Group’s unused tax loss carry-forwards of approximately € 900.0 million at September 30, 2004, remain available to be carried forward indefinitely.

MINORITY INTERESTS

As a result of the Company’s legal and financial restructuring, substantially all of the Company’s assets and liabilities were contributed to an 82% owned subsidiary, EDA S.C.A.  Subsidiaries of TWDC own the remaining 18% of EDA S.C.A.  The Restructuring was made effective October 1, 2004 in the Company’s consolidated accounts.  Accordingly, the income statement reflects an allocation of 18% of the losses from EDA S.C.A.’s consolidated net results for the First Half 2005 to TWDC subsidiaries as the minority interests of EDA S.C.A.

NET LOSS

The First Half 2005 net loss totalled € 80.9 million compared to a net loss of € 108.9 million in the prior year, reflecting a 26% improvement (€ 28.0 million).  The improved net loss reflects the effects of the Company’s legal and financial restructuring on the Group’s minority interests, net financial charges and exceptional items, as well as the Company’s increased revenues and labour costs.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Liquidity:

As of March 31, 2005, cash and cash equivalents totalled € 221.0 million, an increase of € 89.7 million from the September 30, 2004 balance.

Cash flows used in operating activities totalled € 97.0 million compared to the prior year cash generation of € 24.9 million, reflecting the payment of fiscal year 2004 royalties and management fees in fiscal year 2005, increased interest payments and changes in other working capital items.

Cash flows used in investing activities totalled € 18.6 million, a € 6.3 million increase over the prior year, driven primarily by spending on the Group’s new investment program and recurring capital investment expenditures related to various improvements to the existing asset base.

Cash flows from financing activities totalled € 205.3 million reflecting € 253.3 million of gross proceeds from the Company’s equity rights offering, net of € 15.7 million of commissions and other equity raising costs paid to third-party financial institutions and advisors.  Additionally, the Group paid € 114.8 million in debt repayments, including € 100.6 million paid through the transfer of debt security deposits held by the Company’s lenders and € 5.0 million paid on the Company’s previous line of credit with TWDC.

At the end of the First Half 2005, the Group had cash and cash equivalents of € 221.0 million, including € 49.4 million belonging to the consolidated financing companies.  Based on existing cash, liquidity from the Company’s € 150.0 million line of credit from TWDC, and provisions for the unconditional and conditional deferral of certain royalties and management fees and interest charges pursuant to the Company’s legal and financial restructuring, the Company believes it has adequate cash and liquidity for the foreseeable future.

Debt:

The Group’s borrowings as of March 31, 2005 are detailed below:

	September	First Half 2005		March
(€ in millions)	2004	Increases	Decreases	2005
CDC Senior Loans	127.5	125.0	(10.0)	242.5
CDC Subordinated Loans	783.8	59.8	(125.0)	718.6
Credit Facility – Phase IA	340.1	—	(66.6)	273.5
Credit Facility – Phase IB	150.5	—	(29.5)	121.0
Partner Advances – Phase IA	304.9	—	—	304.9
Partner Advances – Phase IB	96.9	—	(3.7)	93.2
TWDC Loans	17.3	135.0	—	152.3
TWDC Lines of Credit	125.0	—	(125.0)	—
Sub-Total	1,946.0	319.8	(359.8)	1,906.0

Accrued Interest	106.8	41.6	(123.0)	25.4

Total Borrowings	2,052.8	361.4	(482.8)	1,931.4

The Group’s principal indebtedness (excluding accrued interest) decreased € 40.0 million to € 1,906.0 million as of March 31, 2005 compared to € 1,946.0 million as of September 30, 2004, as a result of € 114.8 million of principal repayments, the forgiveness by TWDC of € 10 million of the expired € 167.7 million line of credit, partially offset by the increased borrowings associated with the € 59.8 million conversion of CDC Walt Disney Studios Loan accrued interest into subordinated long-term debt and the conversion of € 25 million of management fees and royalties payable to subordinated long-term debt.

OUTLOOK FOR FISCAL YEAR 2005

The First Half historically represents the resort segment’s low season.  For the remainder of fiscal year 2005, assuming stable economic and operating conditions, the Company is targeting continued revenue growth and a stable year-over-year EBITDA as a percentage of revenues, reflecting the effect of increased revenues, partially offset by increased labour costs.  For the third quarter, the Company is expecting a slight decrease in revenues in comparison with the prior year as a result of the early Easter and vacation calendar shift into the second quarter.

For the real estate segment, the Company expects continued growth for the remainder of fiscal year 2005.

EURO DISNEY S.C.A. GROUP

INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2005

EURO DISNEY S.C.A. GROUP

INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2005

CONSOLIDATED BALANCE SHEETS

	March	September	March
(€ in millions)	2005	2004	2004

Fixed Assets
Intangible assets	50.6	52.4	55.3
Tangible assets	2,299.5	2,343.9	2,399.9
Financial assets	20.4	115.3	74.7
	2,370.5	2,511.6	2,529.9
Other Assets
Inventories	40.2	41.5	39.8
Accounts receivable:
Trade	88.6	72.7	84.0
Other	61.6	59.8	45.4
Short-term investments	209.5	120.8	86.7
Cash	11.8	10.6	14.9
	411.7	305.4	270.8

Deferred Charges	51.5	59.6	60.2

Total Assets	2,833.7	2,876.6	2,860.9

Shareholders’ Equity (Deficit)
Share capital	39.0	10.8	802.5
Share premium	1,441.7	1,235.7	291.4
Accumulated deficits	(1,171.8)	(1,306.4)	(1,270.0)
	308.9	(59.9)	(176.1)

Minority Interests	107.7	339.6	(83.3)

Quasi-Equity	—	—	153.6

Provisions for Risks and Charges	105.1	98.2	124.5

Borrowings	1,931.4	2,052.8	2,426.7

Current Liabilities
Payable to related companies	26.0	73.3	36.7
Accounts payable and accrued liabilities	255.1	284.3	275.3
	281.1	357.6	312.0

Deferred Revenues	99.5	88.3	103.5

Total Shareholders’ Equity and Liabilities	2,833.7	2,876.6	2,860.9

Note: Amounts at March 31 are unaudited but reviewed by the statutory auditors in accordance with professional standards applicable in France.

The accompanying footnotes are an integral part of these interim financial statements.

EURO DISNEY S.C.A. GROUP

INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2005

CONSOLIDATED STATEMENTS OF INCOME

(€ in millions)	First Half 2005	Full Year 2004	First Half 2004

Revenues	494.1	1,048.0	471.1

Costs and Expenses	(547.5)	(1,071.9)	(527.2)

Loss before Financial Charges	(53.4)	(23.9)	(56.1)

Net Financial Charges
Financial income	1.7	2.8	1.3
Financial expense	(45.9)	(108.5)	(54.4)
	(44.2)	(105.7)	(53.1)

Loss before Exceptional Items	(97.6)	(129.6)	(109.2)

Exceptional loss, net	(0.5)	(22.3)	(3.3)

Income tax	(0.5)	—	—

Net Loss (before Allocation to Minority Interests)	(98.6)	(151.9)	(112.5)

Minority interests	17.7	6.7	3.6

Net Loss (after Allocation to Minority Interests)	(80.9)	(145.2)	(108.9)

Average number of common shares outstanding (in millions)	1 655	1 062	1 056

Loss per Share (in €)	(0.05)	(0.14)	(0.10)

Note: Amounts for First Half (six months ended March 31) are unaudited but reviewed by the statutory auditors in accordance with professional standards applicable in France.

The accompanying footnotes are an integral part of these interim financial statements.

EURO DISNEY S.C.A. GROUP

INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2005

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ in millions)	First Half 2005	Full Year 2004	First Half 2004

Net Loss	(80.9)	(145.2)	(108.9)

Minority Interests	(17.7)	(6.7)	(3.6)

Operating Items Not Requiring Cash Outlays:
Depreciation and amortisation	71.8	146.8	73.7
Other	1.4	24.2	4.8
Changes in:
Receivables	(17.8)	(2.7)	0.5
Inventories	1.3	0.3	2.0
Payables and other accrued liabilities	(55.1)	107.9	56.4
Cash Flows from Operating Activities	(97.0)	124.6	24.9

Capital expenditures for tangible and intangible assets	(18.7)	(28.6)	(12.2)
Other	0.1	(0.2)	(0.1)
Cash Flows used in Investing Activities	(18.6)	(28.8)	(12.3)

Gross proceeds from equity offering	253.3	—	—
Payment of equity issuance costs	(15.7)	(0.4)	—
Proceeds from new borrowings	—	22.5	7.5
Repayments of borrowings	(114.8)	(66.2)	(40.0)
(Increase) / Decrease in debt security and other deposits	94.9	(10.5)	29.9
Debt restructuring costs paid	(12.4)	(4.5)	(3.1)
Cash Flows from / (used in) Financing Activities	205.3	(59.1)	(5.7)

Change in cash and cash equivalents	89.7	36.7	6.9
Cash and cash equivalents, beginning of period	131.3	94.6	94.6
Cash and Cash Equivalents, end of period	221.0	131.3	101.5

Supplemental Cash Flow Information:
Interest paid	62.6	61.1	42.0

Non-Cash Transactions:
Deferral into borrowings of previous TWDC line of credit	110.0	—	—
Deferral into borrowings of accrued interest under CDC subordinated loans	59.8	—	—
Unconditional deferral into borrowings of fiscal year 2005 royalties and management fees	25.0	—	—
Forgiveness by TWDC on € 167.7 million Line of Credit obligation	10.0
Conversion of ORAs and OBSAs into equity	—	152.5	—
Transfer of EDA borrowings and accrued interest to minority interest	—	384.1	—

	March 2005	September 2004	March 2004
Reconciliation to Balance Sheet:
Cash	11.8	10.6	14.9
Short-term investments	209.5	120.8	86.7
Bank over-drafts (recorded in accounts payable and accruals)	(0.3)	(0.1)	(0.1)
Cash and Cash Equivalents, end of period (1)	221.0	131.3	101.5

(1)     Includes € 49.4 million, € 49.1 million, € 49.2 million of cash and short-term investments of the consolidated financing companies as of March 31, 2005, September 30, 2004 and March 31, 2004, respectively.

The accompanying footnotes are an integral part of these interim financial statements.

EURO DISNEY S.C.A. GROUP

INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2005

1       DESCRIPTION OF THE BUSINESS AND THE FINANCIAL RESTRUCTURING

1-1 Description of the Business

Euro Disney S.C.A. (the “Company”), its owned and controlled subsidiaries (the “Controlled Group”) and consolidated financing companies (collectively, the “Group”) commenced operations with the official opening of the Disneyland Resort Paris on April 12, 1992 (“Opening Day”).  The Group operates the Disneyland Resort Paris, which includes two theme parks (collectively, the “Theme Parks”), Disneyland Park and Walt Disney Studios Park (which opened to the public on March 16, 2002), seven themed hotels, two convention centres, the Disney Village entertainment centre and a golf course in Marne-la-Vallée, France.  In addition, the Group manages the real estate development and expansion of the related infrastructure of the property.

The Company, a publicly held French company, is 39.8 % owned by an indirect, wholly-owned subsidiary of The Walt Disney Company (“TWDC”) and managed by Euro Disney S.A.S. (the Company’s Gérant), a wholly-owned subsidiary of TWDC.  The General Partner is EDL Participations S.A.S., also an indirect, wholly-owned subsidiary of TWDC.  Effective February 23, 2005, a legal reorganisation within the group transformed Euro Disney S.C.A. into a holding company.  Substantially all the assets and liabilities of the Group were transferred to Euro Disney Associés S.C.A. (“EDA S.C.A.”), which became the primary operating company for the Group.

1-2 Legal and Financial Restructuring

In September 2004, the Group reached final agreement with its lenders and TWDC on a comprehensive restructuring of the Group’s financial situation (the “Restructuring”). The Restructuring was finalised on February 23, 2005 upon completion of all required conditions of the agreement.

The principal features of the Restructuring were the following:

•      A share capital increase with gross proceeds of € 253.3 million, before deduction of equity issuance costs.  The Company issued 2.8 billion new shares at a price of € 0.09 each. (See Note 10.)

•      A new € 150 million credit line made available by TWDC to replace the expired € 167.7 million credit line.  In addition, TWDC forgave € 10 million of the expired credit line and converted € 110 million of the remaining balance to subordinated long-term debt. (See Note 12.)

•      Deferral of the Group’s debt service obligations partially on an unconditional basis and partially on a conditional basis (depending on the Company’s financial performance), and elimination of the obligation to maintain debt security deposits (the existing € 100.6 million debt security deposit was used to prepay debt), in exchange for which the Company will pay increased interest rates on some of its debt. (See Notes 9 and 12.)

•      Deferrals of a portion of the management fees and royalties payable to affiliates of TWDC over the coming years, partially on an unconditional basis (total € 125 million) and partially on a conditional basis (up to € 200 million), with the conditional portion depending on the Company’s financial performance. (See Notes 6 and 12.)

•      Avoidance of lease-related payments in the amount of € 292.1 million, (plus € 16 million of interest that would have been payable) to EDA S.C.A., to exercise the Company’s lease option to maintain its rights to the Disneyland Park and certain of its key attractions (which were previously leased from EDA S.C.A.), by instead acquiring 82% of the share capital of EDA S.C.A. in exchange for the contribution of substantially all of the Company’s assets and liabilities (TWDC subsidiaries hold the remaining 18% of EDA S.C.A.). (See Notes 4, 10 and 11.)

•      Bank authorisation to implement a € 240 million plan to develop new Theme Park attractions and to expend more each year on maintaining and improving the existing asset base.

The Restructuring as described above and in the footnotes below provides significant liquidity and protective measures intended to mitigate the adverse impact of business volatility (through conditional deferrals of expenditures) as well as capital to invest in new attractions.  Prospectively, the Group’s statement of income will be affected by the interest expense impact of debt and royalties and management fees deferrals partially offset by the interest income impact on increased cash, as well as larger minority interests.  Increased minority interests reflect the retained ownership in EDA S.C.A. by indirect, wholly-owned TWDC subsidiaries after the contribution of substantially all of the Company’s assets and liabilities.

2       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying interim financial statements present the consolidated balance sheet, statements of income and cash flows of the Group at March 31, 2005 and for the six months “First Half” then ended. These interim consolidated financial statements have been prepared in conformity with French accounting rules and regulations in accordance with the Règlement n° 99-01 and 99-02 of the Comité de la Réglementation Comptable (CRC-French Regulatory Board).

Such principles have been consistently applied in relation to those used in the preparation of the consolidated financial statements for the fiscal year ended September 30, 2004.  The interim financial statements, however, do not include all of the information and footnotes presented in the complete annual financial statements of the Group.  Certain reclassifications to the prior period comparative amounts have been made to conform to the First Half 2005 presentation.

Seasonality

The Group’s business is subject to the effects of seasonality and the annual results are significantly dependent on the second half of the year, which traditionally includes the high season at Disneyland Resort Paris. Consequently, the operating results for First Half 2005 are not necessarily indicative of results to be expected for the full year.

3       RECENT ACCOUNTING PRONOUNCEMENTS

International Financial Reporting Standards

The Company will be adopting International Financial Reporting Standards (“IFRS”) at the beginning of fiscal year 2006.  Upon adoption, the Company will prepare an opening balance sheet under IFRS prepared as if the Company had adopted IFRS at the beginning of fiscal year 2005.  The Company is currently evaluating the impact of IFRS on the Company’s financial statements.

Based on the Company’s analysis to date, the Company anticipates that IFRS will change certain line item classifications and disclosures in the Company’s financial statements.  Additionally, the depreciation method for fixed assets will be changed to reflect the depreciable lives of predefined components.  The Company will cease to accrue and expense the costs of major renovations in advance, but will instead recognize the capitalisable fixed asset components and non-capitalisable expenses of major renovations when incurred.

4       CHANGE IN GROUP STRUCTURE

Until the legal reorganisation resulting from the Restructuring, Euro Disney S.C.A. had no ownership interest in EDA S.C.A., a wholly-owned affiliate of TWDC, which was included in the consolidated Group as a special purpose financing company, as its operating activity consisted of financing and leasing Theme Park assets to the Group. Upon finalisation of the Restructuring, substantially all of the Group’s assets and liabilities were contributed to EDA S.C.A., which then became an 82% owned subsidiary of Euro Disney S.C.A. and the primary operating company for the Group’s activities.  Subsidiaries of TWDC own the remaining 18% of EDA S.C.A.  The legal reorganisation within the Group has not affected for purposes of financial reporting the effective control of ED S.C.A. over EDA S.C.A.  As the change in ownership of ED S.C.A in EDA S.C.A. reflects a transaction between existing affiliated interests under common control, it was recorded directly through shareholders’ equity and minority interests. In addition, effect was given to the new allocation between group and minority interests in the results of the period as of October 1, 2004 (See Notes 10 and 11).

5       REPORTED SEGMENTS

The Group has two reportable segments: the Resort Segment (which includes the operations of the Theme Parks, hotels and Disney Village) and the Real Estate Segment.  The Group evaluates the performance of its segments based primarily on income before net financial charges and exceptional items.  The Group does not evaluate the performance of its segments based upon their respective fixed asset values.  The table below presents information by segment:

(€ in millions)	First Half 2005	Full Year 2004	First Half 2004
Segment Revenues
Resort Segment	484.4	1,036.2	466.4
Real Estate Segment	9.7	11.8	4.7
Total Revenues	494.1	1,048.0	471.1

Segment Costs and Expenses
Resort Segment	(538.8)	(1,061.8)	(522.7)
Real Estate Segment	(8.7)	(10.1)	(4.5)
Total Costs and Expenses	(547.5)	(1,071.9)	(527.2)

Segment Income before Net Financial Charges
Resort Segment	(54.4)	(25.6)	(56.3)
Real Estate Segment	1.0	1.7	0.2
Total Loss before Net Financial Charges	(53.4)	(23.9)	(56.1)

6       COSTS AND EXPENSES

Costs and expenses of the Group by category are presented below:

(€ in millions)	First Half 2005	Full Year 2004	First Half 2004
Direct operating costs (a)	347.4	664.8	321.3
Marketing and sales expenses	52.0	112.6	60.3
General and administrative expenses	49.4	90.0	46.4
Depreciation and amortisation	71.8	146.8	73.7
Royalties and management fees (b)	26.9	57.7	25.5
Total Costs and Expenses	547.5	1,071.9	527.2

a)     Direct operating costs

Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovation expenses, insurance and operating taxes.

b)     Royalties and management fees

Royalties represent payments to wholly-owned indirect subsidiary of TWDC under a licence agreement that grants the Group the right to use any present or future intellectual or industrial property of TWDC incorporated in attractions or other facilities including the right to sell merchandise incorporating intellectual property rights owned by TWDC.  Management fees are payable to Euro Disney S.A.S., the Gérant, as specified in EDA S.C.A.’s by-laws.  Royalties and management fees are based upon operating revenues.

Pursuant to the Restructuring, TWDC agreed to defer management fees and royalties due by the Group to affiliates of TWDC, on a unconditional basis for a total amount of € 125 million and on a conditional basis for a total amount up to € 200 million as follows:

•      TWDC agreed to unconditionally defer and convert into subordinated long-term debt management fees and royalties of € 25 million annually due with respect to each of fiscal years 2005 through 2009.  Deferred amounts transformed into long-term subordinated debt will bear interest at 12-month EURIBOR, compounded annually, and will be payable after the Group’s senior debt and subordinated debt (other than the CDC Walt Disney Studios Park Loans) have been repaid, starting in 2023; and

•      TWDC agreed to conditionally defer and convert into subordinated long-term debt management fees and, as necessary royalties, up to a maximum annual amount of € 25 million due with respect to each of fiscal years 2007 to 2014.  The amount, if any, of the deferral will be determined by reference to a performance indicator defined in the agreement and based upon the Group’s financial performance.  If the Group’s financial performance as reflected in the calculation of the performance indicator is less than the reference amount reflected in the agreement for a given fiscal year, then the deferred amount for such fiscal year will be equal to the difference (up to a maximum of € 25 million).  Deferred amounts converted into long-term subordinated debt will have the same interest and repayment terms as those applicable to the unconditionally deferred amounts described above.

As of March 31, 2005, € 25.0 million of management fees and royalties have been reclassified from payables to subordinated long-term debt reflecting TWDC’s unconditional deferral of these amounts for fiscal year 2005.

7    EXCEPTIONAL LOSS, NET

Exceptional Loss, Net decreased from € 3.3 million to € 0.5 million, reflecting a € 10.0 million gain relating to the portion of the line of credit from TWDC that was forgiven as part of the Company’s legal and financial restructuring, partially offset by costs associated with the restructuring of the Company’s debt.

8    TANGIBLE FIXED ASSETS

Fixed assets activity for the First Half 2005 is presented below:

		First Half 2005
(€ in millions)	September 2004	Additions	Deductions	Transfers Adjustments	March 2005
Land and secondary infrastructure	548.4	—	—	0.1	548.5
Buildings and attractions	2,946.5	—	—	3.5	2,950.0
Furniture, fixtures and equipment	611.5	—	—	7.7	619.2
Construction in progress	23.7	23.8	—	(13.4)	34.1
Subtotal	4,130.1	23.8	—	(2.1)	4,151.8

Accumulated depreciation	(1,786.2)	(66.1)	—	—	(1,852.3)
	2,343.9	(42.3)	—	(2.1)	2,299.5

9       FINANCIAL ASSETS

Financial assets activity for the First Half 2005 is presented below:

	September	First Half 2005		March
(€ in millions)	2004	Additions	Deductions	2005
Debt Security Deposits (a)	100.6	—	(100.6)	—
Other	14.7	5.8	(0.1)	20.4
	115.3	5.8	(100.7)	20.4

(a)     Bank Security Deposits

As required by the Group’s debt agreements, debt security deposits were maintained as pledges for the benefit of certain lenders as of September 30, 2004.  Upon the completion of the Restructuring, the September 30, 2004 balance of the debt security deposits was used to fund debt prepayments during First Half 2005 to the Group’s senior lenders, and the Group will no longer be required to maintain these deposits in the future (See Notes 1-2 and 12).

10    SHAREHOLDERS’ EQUITY

		(€ in millions)
	Number of Shares	Share Capital/ Premium	Accumulated Deficits	Total
	(in thousands)
Balance at September 30, 2004	1,082,680	1,246.5	(1,306.4)	(59.9)

Reallocation between accumulated deficit and minority interests in EDA S.C.A. based upon 82%/18% ownership split (a)			215.5	215.5

Proceeds from Equity Rights Offering, net of € 19.1 million in underwriting and issuance costs (See Note 1-2) (b)	2,814,969	234.2	—	234.2

Net loss First Half 2005	—	—	(80.9)	(80.9)

Balance at March 31, 2005	3,897,649	1,480.7	(1,171.8)	308.9

(a)     Reallocation between Accumulated Deficits and Minority Interests

As a result of the Restructuring, on February 23, 2005 substantially all of the Company’s assets and liabilities were contributed to EDA S.C.A.  As explained in Note 4, the impacts of the legal restructuring were recorded in the consolidated financial statements of the Group as of October 1, 2004.  ED S.C.A.’s increased interest in EDA S.C.A. was recorded as a reallocation between shareholders’ equity and minority interests for an amount of € 215.5 million.  (See Note 11-a below.)

(b)     Equity Rights Offering

In connection with the Restructuring, the Company completed an equity rights offering in February 2005, which resulted in the issuance of 2.8 billion new shares at a price of € 0.09 each generating gross proceeds of € 253.3 million.

11    MINORITY INTERESTS

		First Half 2005
(€ in millions)	September 2004	Net Result Allocation	Other	March 2005
EDA S.C.A.(a)	294.7	(17.8)	(215.5)	61.4
Centre de Congrès Newport S.A.S. (b)	7.8	0.1	—	7.9
Phase I Financing Companies (c)	37.1	—	1.3	38.4
	339.6	(17.7)	(214.2)	107.7

Minority interests represent the portion of the above entities equity for which the Group has no rights or obligations:

(a)     EDA S.C.A.

Until the legal reorganisation resulting from the Restructuring, Euro Disney S.C.A. had no ownership interest in EDA S.C.A., a wholly-owned affiliate of TWDC, which was included in the consolidated Group as a special purpose financing company, as its operating activity consisted of financing and leasing Theme Park assets to the Group.

Upon finalisation of the Restructuring, substantially all of the Group’s assets and liabilities were contributed to EDA S.C.A., which then became an 82% owned subsidiary of Euro Disney S.C.A. and the primary operating company for the Group’s activities.  Subsidiaries of TWDC own the remaining 18% of EDA S.C.A.

As explained in Note 10-a, in order to reflect the new ownership interests in the Group resulting from the contribution, € 215.5 million of accumulated minority interests were transferred to increase the Group’s consolidated retained earnings.

The First Half 2005 allocation of losses between the minority interests of EDA S.C.A. and the Group reflect the new ownership interest starting from October 1, 2004.

(b)     Centre de Congrès Newport S.A.S.

As a result of the consolidation of this special purpose lease financing entity owned by TWDC at the beginning of fiscal year 2004, a minority interest balance of € 7.8 million was recorded by the Group representing Centre de Congrès Newport S.A.S.’s share capital and the portion of its net accumulated losses for which the Legally Controlled Group had no rights or obligations.

(c)     Phase I Financing Companies

Minority interests represents the share capital and variable Phase I lease payments that are legally for the benefit of the partners of the Phase IA Financing Company and are therefore reflected in operating expenses.

12    BORROWINGS

	Stated	March 2005
	Interest	Borrowings			September
(€ in millions)	Rate(1)	Lease(2)	Direct	Total	2004	Variance

CDC Senior Loans (a)	5.52%	211.9	30.6	242.5	127.5	115.0
CDC Subordinated Loans (a)	4.87%	149.4	569.2	718.6	783.8	(65.2)
Credit Facility - Phase IA (b)	5.15%	188.7	84.8	273.5	340.1	(66.6)
Credit Facility - Phase IB (c)	5.15%	103.0	18.0	121.0	150.5	(29.5)
Partner Advances – Phase IA (d)	3.00%	304.9	—	304.9	304.9	—
Partner Advances – Phase IB (d)	3.35%	93.2	—	93.2	96.9	(3.7)
TWDC Loans (e)	2.18%	17.3	135.0	152.3	17.3	135.0
TWDC Lines of Credit (f)	2.15%	—	—	—	125.0	(125.0)
Sub-total	4.39%	1,068.4	837.6	1,906.0	1,946.0	(40.0)

Accrued Interest		16.5	8.9	25.4	106.8	(81.4)

Total Borrowings		1,084.9	846.5	1,931.4	2,052.8	(121.4)

(1)      The stated interest rate represents the weighted average interest rate for each borrowing.  For variable rate borrowings, interest rates are based upon the rates as of March 31, 2005, plus the applicable margin.  At March 31, 2005 the effective interest rates of the borrowings were the same as the stated rates. These rates are not necessarily an indication of future interest rates.

(2)      Represents the borrowings of the consolidated financing companies.  These debt balances underly the Group’s contractual lease commitments.

(a)  Caisse des Dépôts et Consignations (“CDC”) Loans

The Group has € 961.1 million of senior and subordinated loans outstanding to the CDC, which includes € 520.2 million under the Phase I Loans and € 440.9 million under the Walt Disney Studios Loans. Pursuant to the terms of the Restructuring, € 125.0 million of subordinated loans were converted into senior loans during First Half 2005.

The impact of the Restructuring on the CDC Phase I Loan agreements includes the deferral of principal payments falling in 2004 through 2016 by 3.5 years.  In return, the interest rate on € 48.3 million of principal was increased from a fixed rate of 5.15% per annum to 7.15% payable semi-annually and € 10 million of principal was pre-paid upon the effective date of the Restructuring.

Under the original terms of Walt Disney Studios Park Loans, the timing of annual debt service payments depended on the size of the Group’s surpluses in cash and short-term investments at each scheduled annual payment date (December 31).  In accordance with the loan agreements, as of September 30, 2004, € 57.9 (including interest accrued on the deferred interest) was deferred representing the annual interest payments due with respect to December 31, 2001, 2002 and 2003. As a result of the Restructuring, the December 31, 2004 interest payment was deferred until the effective date of the Restructuring and was paid in full on February 23, 2005. Pursuant to the Restructuring, the deferred interest payments with respect to 2001 through 2003 of € 59.8 million (including accrued interest through February 23, 2005) were converted into subordinated long-term debt, bearing interest at a fixed rate of 5.15%, repayable only after the repayment of the Phase IA and IB Credit Facilities and Partners Advances and the CDC Senior Loans. Going forward, subject to the immediately following paragraph, interest payments will be due annually on December 31.

Also, pursuant to the Restructuring, the CDC agreed to forgive € 2.5 million of interest on the Walt Disney Studios Park Loans per year in each of the fiscal years 2005 through 2012 and to conditionally defer and convert to subordinated long-term debt, interest payments up to a maximum amount of € 20.1 million per year for each of the fiscal years 2005 through 2012 and € 22.6 million per year for each of the fiscal years 2013 and 2014.

(b)      Credit Facility - Phase IA

The impact of the Restructuring on the Phase IA Credit Facility agreements includes the deferral of principal payments by 3.5 years with final maturity of the loan no later than May 31, 2012.  In return, the interest rate was increased to EURIBOR plus 3 percentage points and € 66.6 million of principal was pre-paid upon the effective date of the Restructuring using the debt security deposits. (See Note 9.)

(c)      Credit Facility - Phase IB

The impact of the Restructuring on the Phase IB Credit Facility agreements includes the deferral of principal payments by 3.5 years with final maturity of the loan no later than November 5, 2012.  In return, the interest rate was increased to EURIBOR plus 3 percentage points and € 29.5 million of principal was pre-paid upon the effective date of the Restructuring using the debt security deposits. (See Note 9.)

(d)      Partner Advances - IA and IB

The impact of the Restructuring on the Phase IA and IB Partner Advances includes the deferral either directly or indirectly of principal payments by 3.5 years.

(e)      TWDC Loans

Pursuant to the terms of the Restructuring, TWDC has granted the Group, a € 110.0 long-term subordinated loan bearing interest at 12-month EURIBOR, compounded annually and repayable only after the repayment of all Phase I debt and the CDC Senior Loans.  This loan was accepted as payment in full for the balance of the existing TWDC € 167.7 million line of credit that expired during First Half 2005, as described below.

Also pursuant to the terms of the Restructuring, TWDC has agreed to unconditionally defer and convert into long-term subordinated debt certain management fees and royalties payable, up to a maximum amount of € 25 million with respect to each of fiscal years 2005 through 2009.  The resulting long-term subordinated debt bears interest starting on December 31 of the fiscal year following the deferral at 12-month EURIBOR, compounded annually.  Principal will be payable after the Group’s senior debt and subordinated debt (other than the CDC Walt Disney Studios Park Loans) have been repaid, starting in 2023 and interest will begin to be paid annually from January 2017 (See Note 6).

Centre de Congrès Newport S.A.S.

As a result of the consolidation of this special purpose financing entity, the Group’s debt includes a loan made available by TWDC to Centre de Congrès Newport S.A.S. to finance the construction of the Newport Bay Club Convention Centre, which opened in fiscal year 1998.  The outstanding balance under this loan as of March 31, 2005 is € 17.3 million and bears interest at EURIBOR plus 0.20%. As of March 31, 2005 accrued interest related to this loan was € 4.7 million.

(f)      TWDC Line of Credit

Upon the effective date of the Restructuring, the existing € 167.7 million TWDC line of credit expired and a new € 150 million line of credit took its place, bearing interest at EURIBOR.  The new line of credit will be reduced to € 100 million on October 1, 2009 and expires on September, 30 2014. The Company had not drawn on the new line of credit as of March 31, 2005.

During First Half 2005, pursuant to the terms of the Restructuring, the Company repaid TWDC € 5 million in cash; TWDC forgave € 10.0 million of the balance on the expiring line of credit, and converted the remaining € 110.0 million balance into subordinated long-term debt.

The Group’s borrowings at March 31, 2005 have the following scheduled maturities:

(€ in millions)
2005	—
2006	—
2007	—
2008	60.1
2009	86.2
Thereafter	1,759.7
1,906.0

Covenants

The Group’s debt agreements include covenants between the Group and the lenders, which were significantly modified as a result of the Restructuring.  The renegotiated covenants continue to include restrictions on additional indebtedness and capital expenditures, the provision of certain financial information and compliance with a financial covenant based upon the ratios of certain actual and forecasted cash flows to the Group’s debt service payment requirements.

13    SUPPLEMENTAL INFORMATION RELATING TO THE PARENT COMPANY

(€ in millions)	First Half 2005	Full Year 2004	First Half 2004
Revenues	15.6	1,039.3	431.9
Net Loss	(783.3)	(140.9)	(100.7)

	March 2005	Sept 2004	March 2004
Shareholders’ Equity	626.7	1,176.5	1,064.3

Pursuant to the Restructuring, a legal restructuring within the Group was finalised on February 23, 2005, which had the result of transforming Euro Disney S.C.A. into a holding company.  The legal reorganisation involved the contribution of substantially all the assets and liabilities of Euro Disney S.C.A. to EDA S.C.A. in exchange for an 82% interest in EDA S.C.A.  Pursuant to the terms of the contribution agreement, the effects of this transfer were recorded retroactively from October 1, 2004 for accounting and tax purposes.  The difference between the net book value of the contributed business (€ 1,384.3 million) and the accounting fair value of the contribution (€ 603.5 million) has been recorded as a non-cash exceptional loss of € 780.8 million in the unconsolidated income statement of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.S.

Date: June 2, 2005

	By:	/s/DIANE FUSCALDO
Name: Diane Fuscaldo
Title: Director Corporate Controllership